APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Balance Sheet

Soturi Fitness and Nutrition LLC

As of December 31, 2018

Account	Dec 31, 2018
Assets	
Current Assets	
Cash and Cash Equivalents	
MCFCU	711.22
PayPal	252.16
Total Cash and Cash Equivalents	**963.38**
Accounts Receivable	99.00
Prepaid Expenses	310.00
Total Current Assets	**1,372.38**
Fixed Assets	
Office Equipment	830.81
Total Fixed Assets	**830.81**
Total Assets	**2,203.19**
Liabilities and Equity	
Liabilities	
Current Liabilities	
American Express Business CC	1,070.65
Payroll Wages Payable	615.00
Sales Tax Payable	(1,890.21)
Total Current Liabilities	**(204.56)**
Long Term Liabilities	
Loan	23,157.88
Total Long Term Liabilities	**23,157.88**
Total Liabilities	**22,953.32**
Total Equity	**(20,750.13)**
Total Liabilities and Equity	**2,203.19**

Balance Sheet

Soturi Fitness and Nutrition LLC

As of December 31, 2019

Account	31-Dec-19
Assets	
Current Assets	
Cash and Cash Equivalents	
First Republic Bank	595.61
MCFCU	244.59
PayPal	186.11
Total Cash and Cash Equivalents	**1,026.31**
Accounts Receivable	962.00
Petty Cash	413.80
T Prepaid Expenses	(193.00)
F **Current Assets**	**2,209.11**
Accumulated Depreciation - Vehicle	1,770.63
Kitchen Equipment	1,275.36
T Office Equipment	1,214.87
Total Assets	**4,260.86**
Total Assets	**6,469.97**
L	
L	
Current Liabilities	
Chase Ink	3,614.61
American Express Business CC	1,103.61
Sales Tax Payable	439.29
Total Current Liabilities	**5,157.51**
Long Term Liabilities	
T Loan	20,196.78
E **Total Long Term Liabilities**	**20,196.78**
Total Liabilities	**25,354.29**
Equity	**(18,884.32)**
Total Liabilities and Equity	**6,469.97**

Income Statement

Soturi Fitness and Nutrition LLC
For the year ended December 31, 2018

	2018
Income	
Interest Income	265.60
Other Income	4.59
Revenue - Soturi Kitchen	29,213.18
Total Income	**29,483.37**
Cost of Goods Sold	
COGS - Soturi Kitchen	10,559.05
Total Cost of Goods Sold	**10,559.05**
Gross Profit	**18,924.32**
Operating Expenses	
Accounting Fees	4,100.27
Automobile Expenses	237.61
Bank Service Charges	(10.43)
Cleaning & Maintenance	146.79
Cleaning/Maintenance Costs	198.26
Dues & Subscriptions	3,442.75
General Expenses	6,863.89
Insurance	98.62
Interest Expense	351.95
Legal Expenses	(35.77)
Marketing & Advertising	1,569.92
Meals & Entertainment	(31.46)
Office Expenses	214.40
Paypal & Credit Card Fees	99.70
Postage & Delivery	14.67
Rent	12,880.57
Repairs and Maintenance	757.63
Travel	822.09
Utilities	1,633.89
Wages - None Employee	4,177.80
Total Operating Expenses	**37,533.15**
Operating Income	**(18,608.83)**
Net Income	**(18,608.83)**

Income Statement

Soturi Fitness and Nutrition LLC
For the year ended December 31, 2019

	2019
Income	
Other Income	1,940.29
Revenue - Soturi Fitness	4,032.21
Revenue - Soturi Kitchen	52,278.34
Total Income	**58,250.84**
Cost of Goods Sold	
COGS - Food Package Supplies & Display Materials	2,217.84
COGS - Soturi Kitchen	20,121.33
Total Cost of Goods Sold	**22,339.17**
Gross Profit	**35,911.67**
Operating Expenses	
Accounting Fees	1,080.00
Automobile Expenses	1,399.11
Business Supplies and Small Equipments	2,491.13
Business Tax and License	1,111.61
Catering Expenses	1,737.01
Charitable Contribution	269.22
Cleaning & Maintenance	1,355.00
Client Appreciation Gifts	76.79
Continuing Education	8,747.50
Dues & Subscriptions	2,327.13
Fines & Penalties	20.00
Income Tax Expense	250.00
Insurance	658.00
Interest Expense	4,107.30
Marketing & Advertising	3,258.70
Meals & Entertainment	595.92
Office Expenses	1,034.91
Paypal & Credit Card Fees	656.97
Postage & Delivery	86.67
Printing & Stationery	180.42
Rent	9,060.00
Repairs and Maintenance	891.74
Research & Development	1,449.38
Soturi Fitness Small Equipments & Supplies	86.50
SUSPENSE	362.27

	2019
Travel	916.80
Uniform	197.98
Utilities	3,453.27
Wages - None Employee	3,863.01
Total Operating Expenses	**51,724.34**

Operating Income	**(15,812.67)**
Net Income	**(15,812.67)**

I, <u>Yu Ling Mark Davis</u>, certify that:

1. The financial statements of Soturi Fitness and Nutrition included in this Form are true and complete in all material respects; and
2. The tax return information of Soturi Fitness and Nutrition included in this Form reflects accurately the information reported on the tax return for Soturi Fitness and Nutrition for the fiscal years ended 2017 and 2018 (most recently available as of the Date of this Form C).

Signature

DocuSigned by:

Yu Ling Mark Davis

C35AFD4AD78E426...

Name: Yu Ling Mark Davis

Title: Founder